 Exhibit 99.1

First Mining Announces Closing of Acquisition of Multi-Million Ounce Duparquet Gold Project

VANCOUVER, BC, Sept. 15, 2022 /CNW/ - First Mining Gold Corp. ("First Mining" or the "Company") (TSX: FF) (OTCQX: FFMGF) (FRANKFURT: FMG) is pleased to announce that it has completed the previously announced acquisition (the "Beattie Offer") of all the issued and outstanding common shares of Beattie Gold Mines Ltd. ("Beattie Gold") that were not already owned by First Mining.  In addition, First Mining has also concurrently completed the acquisitions of 2699681 Canada Ltd. ("269 Canada") and 2588111 Manitoba Ltd. ("258 Manitoba") (together, the "Concurrent Transactions").  As a result, First Mining now owns 100% of the Duparquet Gold Project (the "Project") located in Quebec, Canada.

The total consideration of the Beattie Offer and the Concurrent Transactions was $8,727,177 in cash and the issuance of 69,127,820 common shares of First Mining for a total transaction value of approximately $24 million based on the twenty trading days volume weighted average price for First Mining's common shares as of the last trading day prior to the Company's initial announcement regarding these transactions on July 18, 2022.

"We are very pleased to announce the completion of this transformational acquisition of the Duparquet Gold Project.  Since the announcement, First Mining has been very active at the project as demonstrated by the recent updated Duparquet mineral resource estimate," stated Dan Wilton, CEO of First Mining. "We look forward to working together with the local municipality and Indigenous communities, and the Province to advance this top tier mining project in Quebec."

Upcoming Duparquet Work Plan

First Mining, through the establishment of its new subsidiary entity in Quebec, "Mines D'Or Duparquet", will advance the Duparquet Project commencing with an environmental data collection exercise to update the environmental baseline data collected by Clifton Star in 2012 and 2013 to support the regulatory approval process for the Project.  Work is also expected to commence on engineering trade-off studies and an updated economic study to build on the solid technical foundation established by the Project in the 2014 Pre-Feasibility Study.

First Mining has initiated discussions with the relevant Quebec ministries to address environmental and legacy infrastructure issues as part of the redevelopment of the property.  In addition, First Mining intends to commence a robust regional exploration data compilation, integration and targeting exercise to develop a path supporting potential resource expansion, resource classification upgrading, and exploration discovery.

The company is committed to working in partnership with the municipality of Duparquet, citizens and Indigenous communities. Management will begin a meeting tour within the region to meet with citizens and local representatives to discuss next steps and studies for the Project, answer questions and listen to their feedback. First Mining wishes to establish a constructive and transparent dialogue towards relationship building and collaboration.

About the Duparquet Gold Project

The Duparquet Gold Project is a multi-million ounce advanced exploration and mining development asset located in the Abitibi region of the province of Quebec, approximately 50 km north of the city of Rouyn-Noranda. The Duparquet deposit hosts an updated gold Resource of 3.4 Moz in the Measured and Indicated category, and an additional 1.6 Moz Au Inferred Resources (see news release from September 12, 2022).  Existing infrastructure at the Project site includes paved provincial highways from Rouyn-Noranda to the south and LaSarre to the north and direct access to Quebec's hydroelectric power grid.  In addition, the near-by communities of Duparquet, Ruoyn-Noranda and LaSarre have strong histories of sustainable mining practices.

Qualified Persons

Mr. Louis Martin P.Geo., (OGQ 0364), a consultant of First Mining, is a "Qualified Person" for the purposes of National Instrument 43-101 Standards of Disclosure for Mineral Projects, and he has reviewed and approved the scientific and technical disclosure contained in this news release.

About First Mining Gold Corp.

First Mining is a gold developer advancing a portfolio of gold projects in Canada, with our most advanced project being the Springpole Gold Project in northwestern Ontario, which is one of the largest undeveloped gold projects in Canada, and where we have commenced a Feasibility Study and permitting activities are on-going with a draft Environmental Impact Statement ("EIS") for the project published in June 2022.  First Mining also owns the Cameron, Duparquet, Duquesne and Pitt gold projects, all advanced-stage gold projects in Ontario (in the case of Cameron) and Québec. Our portfolio of gold project interests also includes the Pickle Crow gold project (being advanced in partnership with Auteco Minerals Ltd.), the Hope Brook gold project (being advanced in partnership with Big Ridge Gold Corp.), an equity interest in Treasury Metals Inc., and a portfolio of 21 gold royalties.

First Mining was established in 2015 by Mr. Keith Neumeyer, founding President and CEO of First Majestic Silver Corp.

ON BEHALF OF FIRST MINING GOLD CORP.

Daniel W. Wilton
Chief Executive Officer and Director

Cautionary Note Regarding Forward-Looking Statements

This news release includes certain "forward-looking information" and "forward-looking statements" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date of this news release. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "plans", "projects", "intends", "estimates", "envisages", "potential", "possible", "strategy", "goals", "opportunities", "objectives", or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions.

Forward-looking statements in this news release relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events.  All forward-looking statements are based on First Mining's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made and are based upon a number of assumptions and estimates that, while considered reasonable by the respective parties, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Such factors include, without limitation the Company's business, operations and financial condition potentially being materially adversely affected by the outbreak of epidemics, pandemics or other health crises, such as COVID-19, and by reactions by government and private actors to such outbreaks; risks to employee health and safety as a result of the outbreak of epidemics, pandemics or other health crises, such as COVID-19, that may result in a slowdown or temporary suspension of operations at some or all of the Company's mineral properties as well as its head office; fluctuations in the spot and forward price of gold, silver, base metals or certain other commodities; fluctuations in the currency markets (such as the Canadian dollar versus the U.S. dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities, indigenous populations and other stakeholders; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development; title to properties.; and the additional risks described in the Company's Annual Information Form for the year ended December 31, 2021 filed with the Canadian securities regulatory authorities under the Company's SEDAR profile at www.sedar.com, and in the Company's Annual Report on Form 40-F filed with the SEC on EDGAR.

First Mining cautions that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to First Mining, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. First Mining does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by the Company or on our behalf, except as required by law.

Cautionary Note to United States Investors

The Company is a "foreign private issuer" as defined in Rule 3b-4 under the United States Securities Exchange Act of 1934, as amended, and is eligible to rely upon the Canada-U.S. Multi-Jurisdictional Disclosure System, and is therefore permitted to prepare the technical information contained herein in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of the securities laws currently in effect in the United States. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

Technical disclosure contained in this news release has not been prepared in accordance with the requirements of United States securities laws and uses terms that comply with reporting standards in Canada with certain estimates prepared in accordance with NI 43-101.

NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning the issuer's material mineral projects.

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SOURCE First Mining Gold Corp.

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%CIK: 0001641229

For further information: Toll Free: 1 844 306 8827 | Email: info@firstmininggold.com; Paul Morris | Director, Investor Relations | Email: paul@firstmininggold.com

CO: First Mining Gold Corp.

CNW 17:18e 15-SEP-22